Exhibit 99.2

RTN STEALTH SOFTWARE INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4
Tel: 604-687-0879 Fax: 604-408-9301

CNSX: RTN
OTCBB: RTNSF
FRANKFURT: IGN3

For Immediate Release	January 25, 2010

RTN APPOINTS Mr. DONALD ZIRALDO TO THE BOARD

Vancouver, B.C. Jan 25, 2010 - RTN Stealth Software Inc. (“RTN”) (CNSX:RTN) is pleased to announce the appointment of Mr. Donald Ziraldo to the Board of Directors.

Mr. Ziraldo received his B.Sc. in Agriculture at the University of Guelph in 1971 and has a honorary Doctor of Laws degree from Brock University (1994) In 1999, Mr. Ziraldo was chosen as one of the top 25 Canadian CEOs of the century by National Post magazine. He has also received the Order of Ontario (1993) and the Order of Canada (1998) and is a published author (Icewine; Extreme Winemaking) and co- founder of Inniskillin wines.

RTN announces that Mr. Harpreet Janda and Mr. Parmjeet S Johal have resigned as directors of RTN Stealth Software Inc. The Board of Directors of RTN acknowledges and thank Mr. Harpreet Janda and Mr. Parmjeet S Johal for their long standing commitment and service and wish them success in their future endeavors.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

 Lucky Janda, President

For information on RTN STEALTH SOFTWARE INC. please contact:
Lucky Janda, President
Tel: (604) 687-0879

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of RTN Stealth Software Inc. with respect to its performance, business and future events. All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of RTN Stealth Software Inc., are forward-looking statements. All forward-looking statements involve various risks and uncertainties. There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. RTN Stealth Software Inc. does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.